November 30, 2007

Delivered by Electronic Submission via EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:      Elcom International, Inc.
         Item 4.01 Form 8-K
         Filed September 5, 2007
         NT 10-Q
         Filed August 15, 2007
         NT 10-K
         Filed March 30, 2007
         File No. 000-27376

Dear Mr. Krikorian:

         On behalf of Elcom International,  Inc. (the "Company"),  set forth below are the responses of the Company to the letter  dated  September  19,  2007 (the  "Comment  Letter")  containing  the  comments  of the Staff of the
Securities and Exchange Commission (the "Staff") to the Company's filings referenced above.

         The  Company's  responses  to each of the  comments  in the  Comment  Letter  are set forth  below and are numbered  to  correspond  to the  comments  set  forth  in the  Comment  Letter,  which  for  convenience  we  have incorporated into this response letter.

Comment (1):

We note from your  disclosures  that you engaged  Malone & Bailey,  PC to audit the  financial  statements  for the fiscal year ended  December 31, 2006.  File a revised Item 4.01 Form 8-K to disclose  whether your former  auditors resigned,  declined to stand for re-election or were dismissed by the Company.  In addition,  revise your filing to include all of the disclosures required by Item 304 of Regulation S-B.

Response (1):

On October 9, 2007,  the Company  filed a revised  Item 4.01 8-K on Form 8-K/A,  which  amended the  Company's  8-K filed on September 5, 2007.  The October 9, 2007 Form 8-K/A  disclosed  that the Company had  dismissed  its former auditors.

Comment (2):

Please  clarify your  disclosures  in the NT 10K filed March 30, 2007 and the NT 10Q filed  August 15, 2007,  which indicate  that you are unable to ascertain  certain  information  required in order to finalize your year end audit and quarterly results.

Response (2):

Elcom has been  unable to file its Form  10-KSB for the year ended  December  31, 2006 (the  "Annual  Report")  and subsequent  Forms 10-QSB for the quarters  ended March 31, 2007,  June 30, 2007 and  September  30, 2007,  while it completes its investigation of two specific  matters,  which are described in more detail below, and gives Malone &
Bailey PC, its new independent accountants, sufficient time to complete their review and audit procedures.

In  preparing  the audit for the fiscal  year  ended  December  31,  2006  Elcom's  new  management  and its former auditors,  Vitale Caturano & Company,  recognized certain  deficiencies in its internal controls.  This issue arose in relation to a cash deposit made by Elcom to a sales agent of(euro)1,000,000  (approximately  $1,200,000)  which was in made in  connection  with  Elcom's  potential  bid for  government  contracts  outside the United  States.  This transaction,  which  occurred in the fourth  quarter of 2006, was completed  without  formal Board  approval.  As a
result  of  this  discovery,   Elcom  further  reviewed  its  internal  controls.  Since  such  review,  Elcom  has strengthened its internal controls by adopting  additional  internal  controls policies and procedures  relating to cash,  cash  management  and corporate  governance.  The funds were due to be repaid by the sales agent to Elcom by
May 15,  2007;  however to date the funds have not been  repaid.  Elcom has filed a lawsuit for the return of these funds and is  separately  in  discussion  with its insurers as to the  possibility  of insurance  coverage for this loss.  In light of this,  Elcom will be writing  off the entire  balance  as a bad debt as of  December  31,  2006.
Elcom has initiated legal  proceedings  against the sales agent to recover this amount.  There can be no assurances that Elcom will be successful in its actions.  Elcom will include such  disclosures in its final audited  financial statements for the year ended December 31, 2006 to be filed on form 10-KSB.

The second  matter which  required  investigation  relates to an executed  document  entitled  "Agreement  to Repay
Accrued  Salaries"  with certain of its  employees.  Because of previous cash  restraints  dating as far back as to
2001,  certain employees  elected to receive lower salaries while Elcom implemented its cost containment  programs.
Elcom had verbally stated that it intended to repay accrued  salaries for its employees,  over two quarters,  after
Elcom becomes cash flow positive.  Elcom,  for the purposes of its Alternative  Investment  Market (AIM) listing in
2004, and by virtue of a representation made to Elcom's Reporting  Accountant,  changed this verbal intent to repay accrued salary amounts into a contractual  agreement with  employees,  and therefore the amounts were classified as a liability  within the balance  sheet from 2004  onwards.  Elcom  disclosed  the nature of the  arrangements,  its intent to pay them, and the amounts involved in its previously issued proxy and financial statements.

The amounts due to executive  officers  under these  arrangements  are included in related  party  accrued  salary, bonuses and  interest,  and the balance due to other  employees is included in accrued  expenses and other  current liabilities.  Upon the  achievement of positive  operating cash flow for two sequential  quarterly  periods,  Elcom will begin to repay the amounts  owed to these  employees.  As of December  31,  2006,  the total  deferred  salary amount was  $1,186,000.  To date,  the  conditions  precedent have not been met. We have assessed the likelihood of additional  loss  contingencies  associated with these amounts and have determined that as of December 31, 2006 and through the date of this letter,  that it is neither probable nor reasonably  estimable that any additional losses, other than the amounts already accrued,  be recognized.  We plan to disclose this fact in our financial  statements to be filed on Form  10-KSB  (for the year ended  December  31,  2006) and  subsequent  quarterly  filings on Forms
10-QSB for the first three  quarters of 2007. We will  continue to assess the  likelihood  of the  additional  loss contingencies on a moving basis.

We are working  diligently  with our new auditors to complete the audit of the  financial  statements  for the year ended  December  31,  2006 and  anticipate  completing  the audit and filing the 2006 10-KSB and  subsequent  three quarterly filings in December 2007.

The Company acknowledges that:

1.       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.       staff  comments or changes to  disclosure in response to staff  comments do not  foreclose the  Commission from taking any action with respect to the filing; and
3.       the Company may not assert staff  comments as a defense in any  proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone me at 781-501-4005,  or our attorney,  Andrew J. Merken,  Esq. of Burns & Levinson LLP, Boston, MA
at 617-345-3740, with any questions or comments you may have.

                                                     Yours sincerely,

                                                     __________________________________________
                                                     Gregory King
                                                     Chief Executive Officer